Filed Pursuant to Rule 433

Registration No. 333-253290-03

Free Writing Prospectus Dated January 2, 2024

Final Term Sheet

PPL ELECTRIC UTILITIES CORPORATION

$650,000,000 FIRST MORTGAGE BONDS, 4.85% SERIES DUE 2034

Issuer:	PPL Electric Utilities Corporation

Issuance Format:	SEC Registered

Trade Date:	January 2, 2024

Settlement Date:	January 5, 2024 (T+3)

Title/Bonds:	4.85% First Mortgage Bonds, Series due 2034 (the “Bonds”)

Principal Amount:	$650,000,000

Stated Maturity Date:	February 15, 2034

Interest Payment Dates:	February 15 and August 15 of each year, beginning on August 15, 2024

Annual Interest Rate:	4.85%

Price to Public:	99.802% of the principal amount

Benchmark Treasury:	4.500% due November 15, 2033

Benchmark Treasury Yield:	3.954%

Spread to Benchmark Treasury:	+92 basis points

Yield to Maturity:	4.874%

Optional Redemption:

Make-Whole Call:	Prior to November 15, 2033 (the “Par Call Date”), the Bonds may be redeemed, in whole at any time or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the Redemption Date; and (2) 100% of the principal amount of the Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the Redemption Date.

Par Call:	On or after the Par Call Date, the Bonds will be redeemable at a redemption price equal to 100% of the principal amount of the Bonds being redeemed, plus accrued and unpaid interest to the Redemption Date.

CUSIP / ISIN:	69351U BC6 / US69351UBC62

Joint Book-Running Managers:	BMO Capital Markets Corp. BofA Securities, Inc. CIBC World Markets Corp. Wells Fargo Securities, LLC

Co-Managers:	TD Securities (USA) LLC
Truist Securities, Inc.
WauBank Securities LLC
Bancroft Capital, LLC
CastleOak Securities, L.P.
Loop Capital Markets LLC
Roberts and Ryan Investments, Inc.
Samuel A. Ramirez & Company, Inc.

Expected Ratings:*	A1 (Stable) by Moody’s Investors Service, Inc. A+ (Stable) by S&P Global Ratings, a division of S&P Global Inc.

*

Note: Each security rating agency has its own methodology for assigning ratings. Security ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer’s Preliminary Prospectus Supplement, dated January 2, 2024.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at (866) 864-7760, BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, CIBC World Markets Corp. toll-free at (800) 282-0822 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.